

03031652


RECD S.E.C.
SEP 2 2 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

FOR 9/22/03
Form 8-K to be filed no later than September 30, 2003
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-103345
SEC File Number, if available

PROCESSED
SEP 22 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on September 22, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ David Zielke
David Zielke
First Vice President and Counsel

DOCSSF1:704693.1

EXHIBIT INDEX

Exhibit

P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2003-S9. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

wamu-03s9-final -- A11

Morgan Stanley

Balance	$2,690,000.00	Delay	24	WAC	5.638831168	WAM	.357
Coupon	5.2500	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
96-19	5.63	5.67	5.71	5.73	5.76	5.96	6.17
96-23	5.61	5.66	5.69	5.72	5.75	5.93	6.13
96-27	5.60	5.64	5.67	5.70	5.73	5.90	6.09
96-31	5.59	5.63	5.66	5.68	5.71	5.87	6.06
97-03	5.57	5.61	5.64	5.66	5.69	5.85	6.02
97-07	**5.56**	**5.60**	**5.62**	**5.65**	**5.67**	**5.82**	**5.99**
97-11	5.55	5.58	5.61	5.63	5.65	5.79	5.95
97-15	5.53	5.57	5.59	5.61	5.63	5.77	5.92
97-19	5.52	5.55	5.57	5.59	5.61	5.74	5.88
97-23	5.51	5.54	5.56	5.58	5.59	5.71	5.85
97-27	5.50	5.52	5.54	5.56	5.58	5.69	5.81
WAL	**15.22**	**12.48**	**10.85**	**9.80**	**8.89**	**5.73**	**4.14**
Mod Durn	**9.65**	**8.50**	**7.76**	**7.25**	**6.77**	**4.78**	**3.61**
Principal Window	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Mar08 - Jul33**	**Mar07 - Feb09**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been *prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy.* No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated *will be achieved. Changes to the assumptions* may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or *warranties for, statements contained in,* and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.


RECD S.E.C.
SEP 2 2 2003
1086

wamu-03s9-final -- A4

Morgan Stanley

Balance	$10,000,000.00	Delay	24	WAC	5.638831168	WAM	357
Coupon	5.5000	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-07	5.46	5.41	5.37	5.33	5.29	5.22	5.16
100-11	5.44	5.38	5.32	5.28	5.24	5.15	5.08
100-15	5.42	5.35	5.28	5.23	5.18	5.08	4.99
100-19	5.40	5.31	5.24	5.18	5.12	5.00	4.91
100-23	5.37	5.28	5.20	5.13	5.06	4.93	4.83
100-27	**5.35**	**5.25**	**5.16**	**5.08**	**5.01**	**4.86**	**4.74**
100-31	5.33	5.22	5.11	5.03	4.95	4.79	4.66
101-03	5.31	5.19	5.07	4.98	4.89	4.72	4.57
101-07	5.29	5.15	5.03	4.93	4.84	4.65	4.49
101-11	5.27	5.12	4.99	4.88	4.78	4.57	4.41
101-15	5.24	5.09	4.95	4.83	4.72	4.50	4.32
WAL	**7.57**	**4.61**	**3.38**	**2.76**	**2.39**	**1.86**	**1.57**
Mod Durn	**5.71**	**3.85**	**2.96**	**2.47**	**2.17**	**1.72**	**1.47**
Principal Window	**Oct03 - Jan19**	**Oct03 - Mar13**	**Oct03 - Feb10**	**Oct03 - Aug08**	**Oct03 - Oct07**	**Oct03 - Sep06**	**Oct03 - Mar06**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND *FUTURES AUTHORITY.*

wamu-03s9-final -- A7

Morgan Stanley

Balance	$17,000,000.00	Delay	24	WAC	5.638831168	WAM	357
Coupon	5.2500	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-23+	4.44	4.44	4.44	4.38	4.30	4.08	3.88
102-27+	4.40	4.40	4.40	4.35	4.26	4.03	3.82
102-31+	4.37	4.37	4.37	4.31	4.22	3.99	3.77
103-03+	4.34	4.34	4.34	4.27	4.18	3.94	3.71
103-07+	4.30	4.30	4.30	4.24	4.14	3.89	3.66
103-11+	**4.27**	**4.27**	**4.27**	**4.20**	**4.10**	**3.84**	**3.60**
103-15+	4.23	4.23	4.23	4.17	4.06	3.79	3.54
103-19+	4.20	4.20	4.20	4.13	4.02	3.75	3.49
103-23+	4.17	4.17	4.16	4.09	3.98	3.70	3.43
103-27+	4.13	4.13	4.13	4.06	3.94	3.65	3.38
103-31+	4.10	4.10	4.10	4.02	3.90	3.60	3.32
WAL	**4.06**	**4.06**	**4.05**	**3.77**	**3.40**	**2.74**	**2.32**
Mod Durn	**3.53**	**3.53**	**3.53**	**3.32**	**3.04**	**2.50**	**2.15**
Principal Window	**Oct03 - Apr11**	**Oct03 - Apr11**	**Oct03 - Feb11**	**Oct03 - Jun09**	**Oct03 - Jun08**	**Oct03 - Mar07**	**Oct03 - Jul06**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. *We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned.* NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

wamu-03s9-final -- A8

Morgan Stanley

Balance	$35,000,000.00	Delay	24	WAC	5.638831168	WAM	357
Coupon	5.2500	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
84-28	6.12	6.42	6.85	7.43	8.18	9.53	10.67
85-00	6.11	6.41	6.83	7.41	8.16	9.49	10.62
85-04	6.11	6.40	6.82	7.39	8.13	9.45	10.57
85-08	6.10	6.39	6.81	7.37	8.10	9.41	10.53
85-12	6.09	6.38	6.79	7.35	8.08	9.37	10.48
85-16	**6.08**	**6.37**	**6.78**	**7.34**	**8.05**	**9.33**	**10.43**
85-20	6.08	6.36	6.76	7.32	8.03	9.30	10.38
85-24	6.07	6.35	6.75	7.30	8.00	9.26	10.33
85-28	6.06	6.34	6.73	7.28	7.97	9.22	10.28
86-00	6.05	6.33	6.72	7.26	7.95	9.18	10.23
86-04	6.05	6.32	6.71	7.24	7.92	9.14	10.18
WAL	**21.46**	**15.92**	**11.48**	**8.11**	**5.79**	**3.94**	**3.10**
Mod Durn	**19.55**	**14.20**	**10.27**	**7.43**	**5.51**	**3.75**	**2.94**
Principal Window	**Jan19 - Jul33**	**Feb14 - Jul33**	**Feb11 - Jul33**	**Jun09 - Jul33**	**Jun08 - Jun11**	**Mar07 - Mar08**	**Jul06 - Mar07**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and *may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance* is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

wamu-03s9-final -- A9

Morgan Stanley

Balance	$5,000,000.00	Delay	24	WAC	5.638831168	WAM	357
Coupon	5.2500	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95.46093750	5.75	5.81	5.86	5.90	5.94	6.20	6.49
95.58593750	5.74	5.79	5.84	5.88	5.92	6.17	6.46
95.71093750	5.72	5.78	5.82	5.86	5.90	6.15	6.42
95.83593750	5.71	5.76	5.81	5.84	5.88	6.12	6.38
95.96093750	5.70	5.75	5.79	5.82	5.86	6.09	6.35
96.08593750	**5.68**	**5.73**	**5.77**	**5.81**	**5.84**	**6.07**	**6.31**
96.21093750	5.67	5.72	5.76	5.79	5.82	6.04	6.28
96.33593750	5.66	5.70	5.74	5.77	5.80	6.01	6.24
96.46093750	5.64	5.69	5.72	5.75	5.79	5.98	6.20
96.58593750	5.63	5.67	5.71	5.74	5.77	5.96	6.17
96.71093750	5.62	5.66	5.69	5.72	5.75	5.93	6.13
WAL	**15.22**	**12.48**	**10.85**	**9.80**	**8.89**	**5.73**	**4.14**
Mod Durn	**9.60**	**8.46**	**7.73**	**7.22**	**6.74**	**4.76**	**3.60**
Principal Window	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Mar08 - Jul33**	**Mar07 - Feb09**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND *FUTURES AUTHORITY.*

wamu-03s9-final -- A10

Morgan Stanley

Balance	$24,210,000.00	Delay	24	WAC	5.638831168	WAM	357
Coupon	5.2500	Dated	09/01/2003	NET	5.388831	WALA	1
Settle	09/30/2003	First Payment	10/25/2003				

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95-01+	5.80	5.86	5.91	5.96	6.00	6.29	6.61
95-05+	5.78	5.85	5.90	5.94	5.98	6.27	6.58
95-09+	5.77	5.83	5.88	5.92	5.96	6.24	6.54
95-13+	5.75	5.81	5.86	5.90	5.95	6.21	6.50
95-17+	5.74	5.80	5.85	5.88	5.93	6.18	6.47
95-21+	**5.73**	**5.78**	**5.83**	**5.87**	**5.91**	**6.16**	**6.43**
95-25+	5.71	5.77	5.81	5.85	5.89	6.13	6.40
95-29+	5.70	5.75	5.80	5.83	5.87	6.10	6.36
96-01+	5.69	5.74	5.78	5.81	5.85	6.07	6.32
96-05+	5.67	5.72	5.76	5.79	5.83	6.05	6.29
96-09+	5.66	5.71	5.75	5.78	5.81	6.02	6.25
WAL	**15.22**	**12.48**	**10.85**	**9.80**	**8.89**	**5.73**	**4.14**
Mod Durn	**9.58**	**8.44**	**7.71**	**7.21**	**6.73**	**4.76**	**3.59**
Principal Window	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Oct08 - Jul33**	**Mar08 - Jul33**	**Mar07 - Feb09**
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.